SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 11, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

STOCK EXCHANGE RELEASE April 11, 2012

Nokia lowers Devices & Services first quarter 2012 outlook and provides second quarter 2012 outlook

Difficult financial performance reflects company in transition

Positive early momentum in Lumia smartphone strategy

Nokia Corporation
Stock exchange release
April 11, 2012 at 15.00 (CET+1)

Espoo, Finland — Nokia today provided preliminary information on certain aspects of its first quarter 2012 financial performance, including a lowered first quarter 2012 outlook for Devices & Services. During the first quarter 2012, multiple factors negatively affected Nokia’s Devices & Services business to a greater extent than previously expected. These factors included:

• Competitive industry dynamics, which negatively affected net sales in the Mobile Phones and Smart Devices business units, particularly in India, the Middle East and Africa and China; and

• Gross margin declines, particularly in the Smart Devices business unit.

The impact of these factors on the non-IFRS Devices & Services operating margin in the first quarter 2012 was partially offset by a significant benefit from lower warranty costs.

Updated outlook for Devices & Services for the first quarter 2012:

Nokia currently estimates that its non-IFRS Devices & Services operating margin in the first quarter 2012 was approximately negative 3 percent, compared to the previously expected range of “around breakeven, ranging either above or below by approximately 2 percentage points” primarily due to the factors noted above.

Outlook for Devices & Services for the second quarter 2012:

Nokia expects its non-IFRS Devices & Services operating margin in the second quarter 2012 to be similar to or below the first quarter 2012 level. This outlook reflects that the first quarter 2012 benefit related to lower warranty costs is expected to be non-recurring, as well as expectations regarding a number of factors including:

• competitive industry dynamics continuing to negatively affect the Smart Devices and Mobile Phones business units;

• timing, ramp-up, and consumer demand related to new products; and

• the macroeconomic environment.

“Our disappointing Devices & Services first quarter 2012 financial results and outlook for the second quarter 2012 illustrates that our Devices & Services business continues to be in the midst of transition,” said Stephen Elop, President and CEO of Nokia. “Within our Smart Devices business unit, we have established early momentum with Lumia, and we are increasing our investments in Lumia to achieve market success. Our operator and distributor partners are providing solid support for Windows Phone as a third ecosystem, as evidenced most recently by the launch of the Lumia 900 by AT&T in the United States.”

Additional commentary on the first quarter 2012 for Devices & Services and Nokia:

Nokia currently estimates that Devices & Services net sales in the first quarter 2012 were EUR 4.2 billion, comprised of Mobile Phones net sales of EUR 2.3 billion (71 million units), Smart Devices net sales of EUR 1.7 billion (12 million units), and Devices & Services Other net sales of EUR 0.2 billion. Based on the preliminary view, Nokia ended the first quarter 2012 around the high end of our normal 4 to 6 week channel inventory range, but on an absolute unit basis, channel inventories declined sequentially.

Nokia currently estimates that Devices & Services gross margin (including Devices & Services Other) for the first quarter 2012 was approximately 25%, with Mobile Phones gross margin of approximately 26% and Smart Devices gross margin of approximately 16%.

In the first quarter 2012, Nokia sold more than 2 million Lumia devices at an average selling price of approximately EUR 220 (reported within the Smart Devices business unit). Furthermore, Nokia has seen sequential growth in Lumia device activations every month since starting sales of Lumia devices in November 2011. Lumia has gained market share with both distribution partners and consumers. The Windows Phone ecosystem is also attracting developers and has expanded rapidly with more than 80,000 applications available.

Nokia currently estimates that at the end of the first quarter 2012, the company’s gross cash and other liquid assets were approximately EUR 9.8 billion, and Nokia’s net cash and other liquid assets were approximately EUR 4.9 billion. The sequential decline in net cash and other liquid assets was driven by Devices & Services, which experienced unfavorable and mostly non-recurring net working capital changes as well as operating losses. Nokia Siemens Networks contributed positively to Nokia’s cash flow in the first quarter 2012 due to net working capital improvements. This was despite Nokia Siemens Networks having a preliminarily estimated non-IFRS operating margin of approximately negative 5 percent in the first quarter 2012, in line with the previously provided outlook.

Actions to Address Competitive Industry Dynamics Affecting Devices & Services

Nokia is quickly taking action. Nokia will continue to increase its focus on accelerating Lumia sales, as well as on lowering the company’s cost structure, improving cash flow and maintaining a strong financial position.

• In the Smart Devices business unit, Nokia is increasing investments in Lumia to bring more products to more consumers in more markets.
• In the Mobile Phones business unit, Nokia is taking tactical pricing actions in the near term and plans to bring new products to market in the second quarter 2012.
• Nokia will accelerate planned cost reductions and will pursue additional significant structural actions if and when necessary.

“We are continuing to increase the clock speed of the company,” said Stephen Elop, President and CEO of Nokia. “The change is tangible, and we are proud of the way Nokia employees are quickly responding to the needs of consumers and partners.”

Nokia will provide full first quarter results and more details when it reports its first quarter 2012 results on April 19, 2012.

Nokia will be hosting a conference call today at 13:30 UK time (8:30 EST). The dial-in number for media (listen only — the question and answer session will be limited to financial analysts and investors only) is +1 706 634 5012. Conference ID: 67681834.

The dial-in number for financial analysts and investors is US: +1 888 636 1561. Conference ID: 67681834. UK: +44 1452 560 299. Conference ID: 67997871.

A replay of the call will be available soon after the call completion. The replay number is US: +1 800 585 8367.  Conference ID: 67681834. UK: +44 1452 55 0000. Conference ID: 67997871.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia

Forward-looking statements

It should be noted that certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the expected plans and benefits of our partnership with Microsoft to bring together complementary assets and expertise to form a global mobile ecosystem for smartphones; B) the timing and expected benefits of our new strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of our products and services; G expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) our success in the smartphone market, including our ability to introduce and bring to market quantities of attractive, competitively priced Nokia products with Windows Phone that are positively differentiated from our competitors’ products, both outside and within the Windows Phone ecosystem; 2) our ability to make Nokia products with Windows Phone a competitive choice for consumers, and together with Microsoft, our success in encouraging and supporting a competitive and profitable global ecosystem for Windows Phone smartphones that achieves sufficient scale, value and attractiveness to all market participants; 3) the difficulties we experience in having a competitive offering of Symbian devices and maintaining the economic viability of the Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 4) our ability to realize a return on our investment in next generation devices, platforms and user experiences; 5) our ability to produce attractive and competitive feature phones, including devices with more smartphone-like features, in a timely and cost efficient manner with differentiated hardware, software, localized services and applications; 6) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 7) our ability to retain, motivate, develop and recruit appropriately skilled employees; 8) our ability to effectively and smoothly implement the new operational structure for our businesses, achieve targeted efficiencies and reductions in operating expenses; 9) the success of our Location & Commerce strategy, including our ability to maintain current sources of revenue, provide support for our Devices & Services business and create new sources of revenue from our location-based services and commerce assets; 10) our success in collaboration and partnering arrangements with third parties, including Microsoft; 11) our ability to increase our speed of innovation, product development and execution to bring new innovative and competitive mobile products and location-based or other services to the market in a timely manner; 12) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 13) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 14) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 15) the success, financial condition and performance of our suppliers, collaboration partners and customers; 16) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 17) our ability to source sufficient amounts of fully functional quality components, sub-assemblies, software and services on a timely basis without interruption and on favorable terms; 18) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 19) any actual or even alleged defects or other quality, safety and security issues in our product; 20) the impact of a cybersecurity breach or other factors leading to any actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 21) our ability to successfully manage the pricing of our products and costs related to our products and operations; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 23) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 24) the impact of economic, political, regulatory or other developments on our sales, manufacturing facilities and assets located in emerging market countries; 25) the impact of changes in government policies, trade policies, laws or regulations where our assets are located and where we do business; 26) the potential complex tax issues and obligations we may incur to pay additional taxes in the various jurisdictions in which we do business; 27) any disruption to information technology systems and networks that our operations rely on; 28) unfavorable outcome of litigations;  29) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 30) Nokia Siemens Networks ability to implement its new strategy and restructuring plan effectively and in a timely manner to improve its overall competitiveness and profitability; 31) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 32) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 33) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 34) Nokia Siemens Networks’ ability to timely introduce new competitive products, services, upgrades and technologies; 35) Nokia Siemens Networks’ ability to execute successfully its strategy for the acquired Motorola Solutions wireless network infrastructure assets; 36) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 37) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 38) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; and 39) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks, as well as the risk factors specified on pages 13—47 of Nokia’s annual report Form 20-F for the year ended December 31, 2011 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

Investor Relations Europe:
Tel. +358 7180 34927

Investor Relations US:
Tel. +1 914 282 0145

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2012		Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal